CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of CliftonLarsonAllen Wealth Advisors

We have audited the accompanying statement of financial condition of CliftonLarsonAllen Wealth Advisors (the Company) as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of CliftonLarsonAllen Wealth Advisors as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 27, 2017

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	13,301,707
Accounts Receivable and Work in Process, Net		818,483
Other Current Assets and Prepaid Expenses		176,098
Receivable from Member		252,876
Total Current Assets		14,549,164

PROPERTY AND EQUIPMENT (AT COST)

Equipment and Software	124,918
Accumulated Depreciation and Amortization	(116,421)
Net Property and Equipment	8,497
Total Assets	$ 14,557,661

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	244,975
Accrued Payroll and Related Benefits		268,522
Total Current Liabilities		513,497

MEMBER'S EQUITY

Capital	25,000
Retained Earnings	14,019,164
Total Member's Equity	14,044,164
Total Liabilities and Member's Equity	$ 14,557,661

The accompanying notes to Financial Statements are an integral part of this statement.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2016

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business
CliftonLarsonAllen Wealth Advisors, LLC (formerly LarsonAllen Financial, LLC) (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of CliftonLarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net
Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2016 as follows:

	December 31, 2016
Accounts Receivable	$ 843,688
Less: Allowance for Bad Debts	(88,000)
Work in Process	84,040
Less: Unbilled Reserve	(21,245)
	$ 818,483

Depreciation
Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives
The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

See the accompanying report of independent registered public accounting firm.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
Revenues from other services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Investment advisory service fees are invoiced quarterly in advance and are deferred and recognized as revenue as they are earned. The fees are based on a pre-determined rate schedule based on the value of assets under management at the previous quarter-end.

Commission income and related expenses for security transactions are recognized on a trade date basis.

Insurance and annuity commissions are recognized when the policy becomes effective.

Investment banking revenue is recognized when all contingencies are cleared and amounts to be received are finalized which is deemed to occur upon closing of the transaction.

Investment
On July 1, 2012 the Company purchased a 49% interest in Innovator Management LLC. Effective January 1, 2016 the Company exchanged their ownership interest in Innovator Management LLC for a 50% ownership interest in Innovator Holdings, LLC (Holdings). The Company evaluated its interest in Holdings determined that its interest was significant, but not controlling, as such the equity method is the appropriate accounting method for this investment. Transactions for the year ended December 31, 2016 under the equity method of accounting for this investment were as follows:

	Investment
Investment - December 31, 2015	$ 80,734
Share of Net loss for year ended December 31, 2016	(80,734)
Investment - December 31, 2016	$ -

The Company has evaluated the facts and circumstances of the investee and has suspended approximately $147,000 of losses as of December 31, 2016.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2015, 2014, and 2013 and the twelve months ended December 31, 2016 are open for examination by federal and state taxing authorities.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2016

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments, Contingencies, Guarantees
Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, the date of the financial statements were available to be issued.

NOTE 2   RETIREMENT PLAN

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan which allows eligible employees to make contributions from their compensation. The plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company's matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the plan. A discretionary contribution of 2% was accrued for the year ended December 31, 2016 based on an estimation of management. At the date the financial statements were issued, final approval by the board of directors was pending and is expected to be approved at 2%. The Company recorded contribution expense of $298,877 for the plan for the year ended December 31, 2016.

NOTE 3   RELATED PARTY DISCLOSURES

The Company has a Services Agreement with CliftonLarsonAllen LLP for the provision of services including occupancy and other expenses at a predetermined rate. For the year ended December 31, 2016, charges for these services and operating expenses (net of service income of $26,363) totaled $1,017,129. The service revenue is reported in Tax Return Preparation and Other. Occupancy and other expense are reported in Other Administrative Costs and Service Charge from Member. The Company had a net receivable from a related entity in the amount of $252,876 at December 31, 2016.

NOTE 4   COMMITMENTS

The Company has entered into various contracts to purchase software services commencing March 1, 2015 and ending on April 30, 2017. The future minimum annual fees required under these contracts with non-cancellable terms for the year ending December 31, 2017 is $126,200.

NOTE 5   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $12,788,210, as defined by Rule 15c3-1, which was $12,753,977 in excess of its required net capital of $34,233. The Company had aggregated indebtedness at December 31, 2016 in the amount of $513,497.

Per Rule 15c3-1, the following schedule illustrates the differences between the Company's net asset calculations per part IIA of the FINRA Focus statement and the accompanying audit report.

	December 31, 2016
Net Capital Per Part IIA Focus (as originally filed)	$ 12,572,181
Adjustments to Ownership Equity:	
Increase (Decrease) in Revenue	254,284
(Increase) Decrease in Expenses	3,756
(Increase) Decrease in Non-allowable Assets	(42,011)
Ending Net Capital Per Audit Report	$ 12,788,210

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2016

1. Total ownership equity from Statement of Financial Condition		$	14,044,164
2. Deduct: ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			14,044,164
4. Add:			
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -		
b. Other (deductions) or allowable credits	-		-
5. Total capital and allowable subordinated liabilities			14,044,164
6. Deduction and/or charges:			
a. Total non-allowable assets included in Statement of Financial Condition:	$ 1,255,954		
b. Securited demand not deficiency	-		
c. Commodity futures contracts and sot commodities - proprietary capital charges	-		
d. Other deductions and/or charges	-	1,255,954	
		1,255,954	
7. Other additions and/or allowable credits			
Deferred taxes on nonallowable assets and haircut securities	-		-
8. Net capital before haircuts on securities positions			12,788,210
9. Haircuts on securities:			
Trading and investment securities:	$ -		
Undue concentration (illiquid investment securities)	-		
Other: Fidelity Bond	-		-
10. Net capital		$	12,788,210

See the accompanying report of independent registered public accounting firm.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital requirement (6-2/3% of line 19)	$ 34,233
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	34,233
14.	Excess net capital (line 10 less 13)	12,753,977
15.	Excess net capital at 1000% (line 10 less 10% of line 19 or 120% of line 12)	$ 12,736,860

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	$ 513,497
17.	Add:	
	a Drafts for immediate credit	-
	b. Market value of securities borrowed for which no equivalent value is paid or credited	-
	c. Other unrecorded amounts	-
19.	Total aggregate indebtedness	$ 513,497
21.	Percentage of aggregate indebtedness to capital (line 19 divided by line 10)	4.02%

See the accompanying report of independent registered public accounting firm.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

**SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENT UNDER RULE 15C3-3 (EXEMPTION)
DECEMBER 31, 2016**

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company claims an exemption under paragraph (k)(2)(i) of the rule. Under this exemption, the "Computation for Determination of Reserve Requirements" is not required.

**SCHEDULE III: INFORMATION FOR POSESSION OR CONTROL
REQUIRMENT UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2016**

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company claims an exemption under paragraph (k)(2)(i) of the rule. Under this exemption, the "Information Relating to the Possession or control Requirements" is not required.

See the accompanying report of independent registered public accounting firm.

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